Exhibit 99.1

IAMGOLD reduces executive team by 40% and takes further measures to cut costs

TORONTO, Nov. 10, 2014 /CNW/ - IAMGOLD Corporation ("the Company") announced today that in its continuing efforts to maximize economic returns, the Company  has transformed its corporate structure with the primary objective of creating a more efficient and effective organization that embeds agility and scalability through the adoption of leading practices.

As part of this process, the Company conducted a study involving  interviews across the corporate offices in Toronto, Ontario, and Longueuil, Quebec. A deeper examination of Project Development was also part of the study.  The Company's existing organizational structure was benchmarked against best practices and the study took into consideration many external sources and prior internal studies.

Steve Letwin, President and CEO of IAMGOLD, commented, "We are determined to make this Company a stronger competitor in the gold industry and to enrich the lives of all our stakeholders: investors, employees, business partners and the countries and communities in which we operate.  As a first step we have now re-organized IAMGOLD's corporate structure to drive the transformation of the Company.  We have also taken steps to make our balance sheet stronger and improve our liquidity as a result of significant cost reductions, disciplined management of our capital and the sale of Niobec."

Recognizing the challenges of a lower gold price environment and reinforcing our culture of continuous improvement to become more efficient and effective, IAMGOLD has reorganized its top executive leadership team.  The reorganized corporate structure will be led by the following executives, who will all report directly to Steve Letwin:

•	Gordon Stothart, Executive Vice President and COO;
•	Carol Banducci, Executive Vice President and CFO;
•	Benjamin Little, Senior Vice President Corporate Affairs, People and Safety;
•	Craig MacDougall, Senior Vice President Exploration; and
•	Jeffery Snow, General Counsel and Senior Vice President, Business Development.

In effecting these changes, the Company's executive team will be 40 percent smaller than it was previously, as the following executives who have contributed many years of service will leave the Company to pursue other interests:

•	Robert Carreau, Senior Vice President, Health, Safety and Sustainability;
•	Denis Miville-Deschênes, Senior Vice President, Project Development; and
•	Paul Olmsted, Senior Vice President, Corporate Development.

"Each of these senior leaders has made many valuable contributions to IAMGOLD," added Mr. Letwin. "On behalf of the Board and all of the Company's stakeholders, I thank them for their many years of service and wish them the very best in the future."

These changes follow the departure in September of Lisa Zangari, SVP, Human Resources, who left the Company for a similar position in the technology sector. IAMGOLD's Information Technology group will now report to Carol Banducci, Benjamin Little will now assume responsibility for Human Resources and Health, Safety and  Sustainability; Jeffery Snow will now also lead Business Development and Gordon Stothart will continue to oversee Project Development.

As part of its regular project review process, IAMGOLD assesses the gold price outlook, the economic returns and other key success criteria for each of its current and planned projects.   In the most recent assessment, the Company has decided that, other than select studies with critical timelines, work on our major expansion and development projects will be considerably reduced.

As a result, IAMGOLD is adopting a different project execution model for its Project Development group, who will engage third-party design and engineering teams on an as needed basis. Although necessary, with regret, the Company has decided to disband the majority of its Project Development team effective immediately. The project team and the technical services team will now report directly to Gord Stothart.

Concurrent with these changes, IAMGOLD has undertaken further cost cutting initiatives in addition to the $125 million of cost reductions realized in 2013. The Company is targeting a 10 percent overall reduction of corporate general and administrative costs in the 2015 budget as well as productivity and cost reduction initiatives at the Rosebel and Essakane mines. In respect of this focus on costs, the Company has decided to reduce a number of its corporate memberships, including withdrawal from the World Gold Council. While the Company acknowledges the excellent past work of WGC and is grateful for their efforts to promote gold, it is necessary in these times to make these tough decisions and focus on the essentials of running the business.

"IAMGOLD has great promise and the determination, discipline and financial strength to achieve improved economic returns," added Mr. Letwin. "I have great confidence in the future of IAMGOLD. I know that our employees, our investors and all stakeholders in the communities in which we operate will want to be part of that future."

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with five operating gold mines (including current joint ventures) on three continents and one of the world's top three niobium mines. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

SOURCE IAMGOLD Corporation

%CIK: 0001203464

For further information: Bob Tait, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743, Mobile: (647) 403-5520; Laura Young, Director Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952, Mobile: (416) 670-3815; Penelope Talbot-Kelly, Analyst Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4738, Mobile: (647) 280-0519; Toll-free: 1-888-464-9999, info@iamgold.com

CO: IAMGOLD Corporation

CNW 17:05e 10-NOV-14